FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

February 29, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is February 29, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the completion of a large diameter drill; program at the Carbon Creek Metallurgical Coal deposit in northeastern British Columbia.

Item 5.	Full Description of Material Change

The Issuer reports the completion of its bulk sample drill program on nine of the metallurgical coal seams included within the current resource estimate at its Carbon Creek project. Completion of the coal quality analysis of the samples from these seams will be a key milestone for the project, allowing the Issuer to pursue potential off-take agreements with metallurgical coal end-users.

Bulk Sampling and Coal Analysis

Bulk samples have been acquired through large diameter drilling, which provides six inch diameter core samples of coal seams. Samples from individual seams each weigh approximately 300 kilograms and, when analysed, will provide coal quality data representative of that anticipated from run-of-mine (“ROM”) coal from such seams. This type of coal quality analysis is the benchmark used by potential customers to negotiate future off-take arrangements. Moving towards completion of a feasibility study in early 2013, it is essential to complete this coal quality analysis early, thereby allowing sufficient time to carry out negotiations with potential end-users.

Processing Plant Advanced Engineering

The Issuer has also provided a bulk sample from the drill program to the planned processing plant manufacturer for the Carbon Creek project to ensure that the design of the coal washing systems is properly matched to the Carbon Creek coal. The advanced engineering and testing process is being initiated early to ensure timely delivery of the processing plant should a decision be made to move forward with production. Ground investigation drilling was completed at the proposed processing plant site in Q4 2011 and a total of 17 shallow geotechnical drillholes were completed, the results from which are currently being assessed.

Updated NI 43-101 Technical Report

The current NI 43-101 Preliminary Economic Assessment (“PEA”) technical report was filed on SEDAR and published on the Issuer’s website in January 2012 and is available for download. An updated NI 43-101 report is currently scheduled to be published in Q3 2012. The updated technical report will include the results of the 2011/12 drill program (a total of 68 deep drillholes, 15,670 metres), results of all geotechnical, geophysical and hydrogeological investigations, and all coal quality analysis for samples from the slim core and large diameter drill programs.

About Carbon Creek

The Carbon Creek deposit is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current (October 1, 2011) resource estimate of 166.7 million tonnes of measured and indicated, with an additional 167.1 million tonnes of inferred, ASTM Coal Rank mvB coal. The Issuer released results of an independent PEA, including an updated resource estimate) in December 2011, which estimates a post-tax, undiscounted cash flow of $3.1 billion (on a 75% basis). The PEA contemplates production of 2.9 million tonnes of saleable metallurgical coal products per annum (see NR11-20, December 12, 2011).

The Issuer cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Peru Iron Sands Project

After spending a significant period of time and considerable effort in trying to secure a joint venture partner for the Pampa el Toro Iron Sand project in Peru without success, the Issuer has determined to focus its full attention on the Carbon Creek Metallurgical Coal Project in British Columbia and the Sheini Hills Iron Ore Project in Ghana and has therefore terminated its option to acquire the subject iron sand concessions from Minera Ataspascas SA and relinquished the remaining 100% owned concessions to the Peruvian government.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for the completion of a feasibility study at Carbon Creek, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the preliminary economic analysis of a production scenario at Carbon Creek and the results thereof, the entry into negotiation for and successful conclusion of any off-take agreements with third party purchasers in 2013 or at all, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company's products, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2011 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

March 1, 2012